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                                                                Exhibit 99.5

                                   AGREEMENT


This Agreement is made and entered into this 10 day of November, 1999, by and between National Internet Radio, Inc. ("NIR"), a CA corporation with offices at 900 Wilshire Blvd., Suite 400, Los Angeles, CA 90017, and Doc-Talk, L.L.C. ("Doc-Talk") a Delaware limited liability company with offices at 8050 Southern Maryland Boulevard, Owings, MD 20736.

In consideration of the mutual promises and covenants set forth below, the parties hereto agree as follows:

1) NIR shall air over the internet up to sixteen (16) audio broadcast programs ("Programs") created and produced by Doc-Talk, as follows:

 a) Doc-Talk may in its sole discretion provide to NIR one (1) Program each week for sixteen (16) consecutive weeks, starting the week of November 7th 1999 and ending the week of February 20th, 2000. Doc-Talk, at its sole cost, shall provide the Program to NIR in the form of standard, two-channel audio on a compact cassette audiotape. The Program shall be no shorter than 2 minutes and no longer than 10 minutes and shall include a telephone number and discount number (the "PIN") which may be used to contact Doc-Talk, L.L.C. to purchase the Doc-Talk health and medical information service. The PIN shall permit users to access the Doc-Talk service at a discounted fee as determined by Doc-Talk in its sole discretion.

 b) Programs initially will all be scheduled to be available for broadcast from the NIR web site on the same day of the week, which day shall be chosen at the discretion of NIR. Access to the Program will be provided through a hyper link (or other link) on the home web page of the NIR web site appearing above the fold of such web page.

 c) NIR will archive each Program on the NIR website for a period of eight weeks after the date of initial availability. Archived Programs will be provided through a hyper link (or other link) appearing on the home web page of the NIR web site appearing above the fold of such web page.

 d) NIR, at its sole cost, will display a banner advertisement ("Banner") provided by Doc-Talk on the NIR web site during any broadcast of a Program. The Banner will include a hyper link to the Doc-Talk web site. The content of the Banner shall be determined by Doc-Talk in its sole discretion subject to the reasonable requirements of NIR, and Doc-Talk will have the opportunity to place different banner ads for different audio broadcasts.

2) In consideration of Doc-Talk paying to NIR Seven Hundred Dollars ($700.00), NIR shall make available for broadcast one (1) audio interview ("Interview"). Access to the Interview will be provided through a hyper link (or other link) appearing above
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    the fold on the home web page of the NIR web site. The Interview hyper link shall remain in such position on the NIR website until December 31, 1999. Doc-Talk, at its sole cost, shall provide the Interview to NIR in the form of standard, two-channel audio on a compact cassette audiotape. The Interview shall be no shorter than 2 minutes and no longer than 10 minutes, and shall include a telephone number and discount number (the "PIN") for contacting Doc-Talk, L.L.C. to purchase the Doc-Talk service.

3) In consideration of NIR making the Programs available from the NIR web site, Doc-Talk will pay to NIR a referral fee ("Referral Fee") for completed calls made to the Doc-Talk service using the PIN stated in the Program or made known through the Banner in an amount that is the greater of One Dollar and twenty-five cents per completed and paid call ($1.25) or five percent (5%) of the Adjusted Gross Revenue collected by Doc-Talk for such calls. Referral Fees shall be sent addressed to NIR at the address appearing above. For the purposes of this Agreement, "Adjusted Gross Revenue" means the amounts collected by Doc-Talk from sales of the Doc-Talk service to its customers using the PIN, less any applicable sales taxes, refunds, credit card charge backs and bad debt.

4) Payment of Referral Fees shall be made to NIR on a calendar month basis within thirty (30) days of the end of the respective calendar month. Due to each Program being displayed on the website for eight weeks, such Referral Fee payments will continue until the final Program is removed from the NIR web site.

5) NIR shall timely publish press releases announcing each week's Program, and each press release shall be designed to draw traffic to the audio program and ultimately, to the Doc-Talk web site. Notwithstanding the foregoing, NIR shall publish no press release relating to Doc-Talk or the Doc-Talk service without the prior written consent Doc-Talk.

6) The Parties acknowledge and agree that the Programs and Interview are not works for hire and that all right, title and interest in and to the copyright and all other intellectual property rights relating to the Programs and Interview shall be owned by Doc-Talk. Doc-Talk hereby grants, and NIR hereby accepts, a limited right and license to copy, display and perform the Programs and Interview solely in the furtherance of this Agreement and for no other purpose.

7) In the event of a dispute between the parties, Both NIR and Doc-Talk agree to settle the dispute through the American Arbitration Association in accordance with the then-current rules of the Association; the award given by the arbitrators shall be binding and a judgement can be obtained on any such award in any court of competent jurisdiction. It is expressly agreed that arbitrators, as part of their award, can award attorneys fees to the prevailing party.
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8)  This agreement shall be governed by, and construed in accordance with, the laws of the State of California. Both parties to this contract agree to accept executed faxed copies of this agreement as legally binding.

The parties hereto have entered into this Agreement on the date first written above.


National Internet Radio, Inc.            Doc-Talk, L.L.C.


By:                                      By: /s/ Dale L. Hutchins
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Name:  Raymond L. Bary                   Name:  Dale L. Hutchins, Ph.D.
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Title: President                         Title: COO
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